UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

Amsterdam (April 3, 2017) - VEON Ltd. (NASDAQ: VEON) today filed its Annual Report on Form 20-F for the year ended December 31, 2016 (the “Form 20-F”) with the U.S. Securities and Exchange Commission at www.sec.gov. The Form 20-F is also available on the investor relations section of the company’s website at www.veon.com. Shareholders may request a hard copy of the Form 20-F, including VEON’s complete audited financial statements for the year ended December 31, 2016, free of charge, by contacting VEON’s Investor Relations Department at ir@veon.com.

On February 27, 2017, the company announced a dividend for the financial year ended December 31, 2016 for the aggregate amount of US 23 cents per share, of which US 3.5 cents was paid as an interim dividend in December 2016. Today, VEON announced that the final dividend of US 19.5 cents per share is planned to be paid on April 12, 2017 through The Bank of New York Mellon.

A copy of the announcement relating to the publication of the Form 20-F and the payment of the final dividend is filed as Exhibit 99.1 hereto. This foregoing description of the publication of the Form 20-F and the payment of the final dividend does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Announcement, dated April 3, 2017, by VEON Ltd. announcing filing of Form 20-F for year 2016 and unveiling of final dividend payment date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: April 3, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel